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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35378



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YYYY) AND ENDING 12/31/2001 (MM/DD/YYYY)

3/7/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RXR Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 East Main Street, Suite 102
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Hinrichs, Chief Financial Officer — 203-328-7200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

700 Canal Street	Stamford,	CT	06902-5942
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/15/02

OATH OR AFFIRMATION

I, Peter A. Hinrichs , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RXR Securities, Inc. as of **December 31, 2001** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



Signature

Chief Financial Officer
Title



Notary Public
ROBERTO COLON
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 20

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Exemption from the Provision of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RXR Securities, Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of RXR Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RXR Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 11, 2002

RXR Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets		
Current Assets		
Cash and cash equivalents	$	49,336
Prepaid expenses		1,328
	$	50,664
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	8,000
Due to affiliates		57
		8,057
Stockholder's Equity		
Common stock, no par value, 3000 shares authorized, 500 shares issued and outstanding		55,606
Additional paid-in capital		1,491,004
Accumulated deficit		(1,504,003)
		42,607
	$	50,664

See Notes to Financial Statements.

RXR Securities, Inc.
Statement of Operations
Year Ended December 31, 2001

Revenues		
Commissions	$	13,925
Interest		535
		14,460
Expenses		
Administrative expenses		15,870
Professional fees		7,453
Other operating expenses		4,666
		27,989
Net loss	$	(13,529)

See Notes to Financial Statements.

RXR Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	$ 55,606	$ 1,481,004	$ (1,490,474)	$ 46,136
Capital Contribution	-	10,000	-	10,000
Net Loss	-	-	(13,529)	(13,529)
Balance at December 31, 2001	$ 55,606	$ 1,491,004	$ (1,504,003)	$ 42,607

See Notes to Financial Statements.

RXR Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net loss	$ (13,529)
Adjustments to reconcile net loss to net cash used in operating activities:	
Commissions receivable	5,142
Prepaid expenses	(892)
Accounts payable	(259)
Due to affiliates	(2,707)
Net Cash Used in Operating Activities	(12,245)
Cash Flows from Financing Activities	
Capital contribution	10,000
Net Decrease in Cash	(2,245)
Cash and Cash Equivalents at Beginning of Year	51,581
Cash and Cash Equivalents at End of Year	$ 49,336

See Notes to Financial Statements.

NOTE 1. – ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

RXR Securities, Inc. (the "Company"), a wholly owned subsidiary of The RXR Group, Inc., is registered as an introducing broker with the Commodity Futures Trading Commission. It is also registered with the Securities and Exchange Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association.

NOTE 2. – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of investments in money market bank accounts.

NOTE 3. – RELATED PARTY TRANSACTIONS

RXR Capital Management, Inc., RXR Inc., and RXR Group, Inc. charge the Company a fee for administrative services. The fee covers the costs of payroll, office space and accompanying services. In addition, RXR Group Inc. provides financing as needed to the Company.

NOTE 4. – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $41,279, which exceeded the minimum requirement of $30,000 by $11,279. The Company's ratio of aggregate indebtedness to net capital was.20 to 1 at December 31, 2001.

The Company operates as an introducing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

NOTE 5. – INCOME TAXES

The Company files a consolidated federal and combined state income tax return with its parent. Its income tax provision, which is computed in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes), is determined on a separate-return basis.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

RXR Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

Total Stockholder's Equity	$	42,607
Deductions:		
Total nonallowable assets:		
Prepaid expenses		1,328
Net Capital	$	41,279
Aggregate Indebtedness:		
Accounts payable and due to affiliates	$	8,057
Minimum Capital Required (greater of $30,000 or 6-2/3% of aggregate indebtedness)	$	30,000
Excess Net Capital	$	11,279
Ratio of Aggregate Indebtedness to Net Capital		.20 to 1

This computation of the Company's net capital does not materially differ from the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date. Accordingly, no reconciliation is deemed necessary.

RXR Securities, Inc.
Schedule II - Exemption From the Provision of Rule 15c3-3
December 31, 2001

RXR Securities, Inc. claims exemption from the provisions of Rule 15c3-3, since the Company is not a broker/dealer which carries customer accounts.



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
RXR Securities, Inc.
Stamford, Connecticut

In planning and performing our audit of the financial statements of RXR Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors and Stockholder of
RXR Securities, Inc.
Stamford, Connecticut

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP.

Stamford, Connecticut
February 11, 2001